DIRECT DIAL: 212.451.2327
EMAIL: KSILVERMAN@OLSHANLAW.COM

July 28, 2009

BY EDGAR

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ness Technologies Inc. Form 10-K For the Year Ended December 31, 2008 Form 10-Q For the Quarter Ended March, 31, 2009 Forms 8-K Filed on February 4, 2009 and May 5, 2009 File No. 000-50954

Dear Mr. Krikorian:

We are counsel to Ness Technologies, Inc. (the “Company”), and in such capacity we hereby, on behalf of the Company, acknowledge the Company’s receipt of the comment letter from the Division of Corporate Finance, dated July 2, 2009.  As the Company is located in Israel and the letter was sent via regular U.S. mail, the Company first received the letter on July 19, 2009.  We first confirmed receipt last week when I spoke with Matthew Crispino, Staff Attorney.

The Company is preparing its response to the Commission’s comments. As I indicated in my telephone conversation with Mr. Crispino, the Company is concurrently preparing its quarterly earnings release and Form 10-Q filing.  The Company anticipates submitting its response to the Commission’s comments next month, after it has filed its quarterly report on Form 10-Q.

In the interim, if you have any questions, I may be reached at (212) 451-2327.

Sincerely,

/s/ Kenneth M. Silverman

Kenneth M. Silverman

cc:	Ilan Rotem, Adv., Esq. Steve Wolosky, Esq.